Attitude Drinks Incorporated
10415 Riverside Drive, #101
Palm Beach Gardens, Florida 33410-4237

September 9, 2011

Division of Corporation Finance
Securities and Exchange Commission	VIA EDGAR
United States and Securities Commission	CORRESPONDENCE
Washington, D.C. 20549
Attn: Erin Wilson and Pamela Howell

Re:	Attitude Drinks Incorporated June 16, 2011 Supplemental Response Form 10-K for Fiscal Year Ended March 31, 2010, as amended Filed July 14, 2010, Amended April 21, 2011 File No. 0-52904

Greetings:

As discussed with your office on September 9, 2011, this letter is to confirm the extension for the Company to file its response letter to the SEC Comment Letter dated August 26, 2011 relating to its Form 10-K for the fiscal year ended March 31, 2010, as amended. The Company’s response will be provided on or before Friday, September 16, 2011.

If you have any questions or need additional information, please contact the undersigned at (561) 277-2727 or via facsimile (561) 799-5039.

Sincerely, /s/ Tommy E. Kee Tommy E. Kee Chief Financial Officer and Principal Accounting Officer